Correspondence

PETROSHARE CORP.
7200 S. Alton Way, Suite B-220
Centennial, Colorado 80112

November 12, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall, Assistant Director Karina V. Dorin, Attorney-Advisor Laura Nicholson, Attorney-Advisor Ethan Horowitz, Accounting Branch Chief Wei Lu, Staff Accountant

Re:	PetroShare Corp. Post-Effective Amendment to Registration Statement on Form S-1 File No. 333-198881, originally filed September 22, 2014, as amended REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, PetroShare Corp. (the "Registrant") hereby requests acceleration of the effective date of its Post-Effective Amendment to Registration Statement on Form S-1 (File No. 333-198881), as amended (the "Registration Statement") so that it may become effective on November 12, 2015, or as soon thereafter as practicable.

The Registrant hereby authorizes David J. Babiarz or James A. Liebscher, both of whom are attorneys with the Registrant's outside legal counsel, Dufford & Brown, P.C., to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)
should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Babiarz at (303) 837-6325, or in his absence, Mr. Liebscher at (303) 837-6350.

Sincerely,

PETROSHARE CORP.

By:               /s/ Stephen J. Foley.
Stephen J. Foley
Chief Executive Officer

cc:	David J. Babiarz, Esq., Dufford & Brown, P.C.
James A. Liebscher, Esq., Dufford & Brown, P.C.
Bruce C. Rosetto, Esq., Greenberg Traurig, LLP
Jason Simon, Esq., Greenberg Traurig, LLP

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall, Assistant Director Karina V. Dorin, Attorney-Advisor Laura Nicholson, Attorney-Advisor Ethan Horowitz, Accounting Branch Chief Wei Lu, Staff Accountant

Re:	PetroShare Corp. Post-Effective Amendment to Registration Statement on Form S-1 File No. 333-198881, originally filed September 22, 2014, as amended

Ladies and Gentlemen:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the "Act"), we hereby join in the request of PetroShare Corp. (the "Registrant") for acceleration of the effective date of the above-named Registration Statement so that it becomes effective on November 12, 2015, or as soon as practicable thereafter.
Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Registrant's Preliminary Prospectus dated July 15, 2015:
(i)	Dates of distribution: July 15, 2015 through the date hereof
(ii)	Number of prospective underwriters: 1
(iii)	Number of prospectuses distributed under (iii) above: approximately 25
(iv)	Number of prospectuses distributed to others, including the Registrant, the Registrant's counsel, independent accountants, and underwriter's counsel: 5
We, the undersigned, have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
Very truly yours,

Noble Financial Capital Markets

By:  /s/ Richard Giles

          Name:  Richard Giles
          Title:  Managing Director